

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2018

Jeffrey L. Cotter
Senior Vice President, General Counsel
and Corporate Secretary
Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, Minnesota 55440

> **Re:** **Tennant Company**
> **Registration Statement on Form S-4**
> **Filed January 8, 2018**
> **File No. 333-222468**

Dear Mr. Cotter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale at (202) 551-3464 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction